Wowjoint Holdings Limited Signs $4.5 Million in New
Contracts with China Railway Construction Company

BEIJING, August 9 — Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW, BWOWU, BWOWW), a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction, today announced it has signed two contracts with China Railway Construction Company (“CRCC”) totaling approximately $4.5 million.  One contract, valued at approximately $2.1 million, is a service agreement providing for monthly payments pursuant to which Wowjoint will operate CRCC-owned lifting and/or carrying machinery to be used in a high-speed railway construction project.  The second contract, valued at approximately $2.4 million, also provides for monthly payments with respect to the lease and operation of a special-purpose lifting and/or carrying machine for use in a separate CRCC high-speed railway construction project.

Mr. Yabin Liu, Chief Executive Officer of Wowjoint, stated: “We are pleased to announce these contracts with China Railway Construction Company.  Our entry into these equipment leasing and service contracts further diversifies Wowjoint’s revenue stream and provides the Company with recurring revenues.  Combined with the recently announced equipment lease agreement with China Railway Group, this brings the value of contracts announced since July 29th to $6.7 million. Given the benefits of such contracts to Wowjoint, we intend to pursue additional equipment leasing and equipment operating service agreements in the future.”

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com ..

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Company:
Anthony (Tony) Hung
Chief Financial Officer
Tel:   +86-10-8957-9330 x8011
Email: tony@email.wowjoint.com

Investors:
Scott Powell
HC International, Inc.
Tel:   +1-917-721-9480
Email: scott.powell@hcinternational.net
Web:   http://www.hcinternational.net